

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2021

Henry Monzon
Chief Executive Officer
Nocturne Acquisition Corp
7244 Carrizo Drive,
La Jolla, CA 92037

Re: Nocturne Acquisition Corp
Amendment No. 1 to Form S-1
Filed February 23, 2021
File No. 333-252852

Dear Mr. Monzon:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Form S-1 filed February 8, 2021

Financial Statements, page F-1

1.   Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

You may contact Ameen Hamady at 202-551-3891 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters.

Please contact Maryse Mills-Apenteng at 202-551-3457 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction